WOODSIDE

RECEIVED
2004 AUG 19 A 11:38
OFFICE OF INTERNATIONAL CORPORATE FINANCE

10 August 2004

04036370

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- *Woodside monitoring events in Mauritania*, lodged with the Australian Stock Exchange on 10 August 2004.

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

dlw 8/19

PROCESSED
AUG 20 2004
THOMSON FINANCIAL

82-2280

ASX ANNOUNCEMENT
(ASX: WPL)

TUESDAY, 10 AUGUST 2004
10.15AM (WST)

1954 2004
Commitment to Growth

WOODSIDE

MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

WOODSIDE MONITORING EVENTS IN MAURITANIA

Woodside Petroleum Ltd. advises that it is monitoring events in Mauritania following reports that several military personnel have been arrested.

All reports to Woodside from its staff and contractors within the country, diplomatic channels and other sources indicate that the situation in the capital, Nouakchott, is calm.

All Woodside staff and contractors have been accounted for.

As a precaution, Woodside has advised its staff and contractors to suspend travel to Mauritania until the situation becomes clearer.

Woodside will advise of any further developments.